MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL RESULTS

        THIRD QUARTER 2004

        The following is Management's Discussion and Analysis of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations for the three months and nine months ended September 30, 2004, compared to those of the respective periods in the prior year. This Management's Discussion and Analysis has been prepared as of November 9, 2004. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended September 30, 2004 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2003, and the related annual Management's Discussion and Analysis included in the 2003 Annual Report.

        OVERVIEW AND STRATEGIC ACTIVITIES

        North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

        The Company currently operates an open pit mine and mill at Lac des Iles with a design capacity of 15,000 tonnes per day. In late 2003, the Company commissioned a full feasibility study in response to a pre-feasibility study that indicated a higher grade sub-vertical ore body, located directly beneath the open pit mine, was a viable underground mine. The underground feasibility study defines, as its base case, a nominal 2,000 tonnes per day mechanized longhole stope mine, accessed through a portal in the Lac des Iles open pit, with an initial mine


2  North American Palladium Ltd.                                 Building Value
plan containing 3,542,000 tonnes of proven and probable reserves. These underground reserves contain approximately 6.62 grams of palladium per tonne at a cut-off grade of 4.5 grams per tonne. In addition, these reserves contain approximately 0.40 grams of platinum, 0.34 grams of gold, 0.07 percent copper, and 0.08 percent nickel per tonne. The integrated production plan for the expanded Lac des Iles mine calls for the blending of higher grade underground ore with that of the open pit to generate a 7-year mine life at an average annual production rate of slightly over 300,000 ounces of palladium.

        Based on the positive feasibility study the Company commenced the development of an underground mine at its Lac des Iles operations in the second quarter 2004. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $15 million of capital costs and the Company is financing this equipment through a vendor lease program. By the end of the third quarter the main ramp had been advanced 340 metres. The underground development is progressing toward full production in 2006.

        Earlier this year, the Company also decided to proceed with a secondary crusher installation for the Lac des Iles mill designed to maintain the fourth quarter 2003 throughput rate and reduce processing costs in the mill circuit. The estimated capital cost of this project is approximately $10 million. The final construction of the secondary crusher is progressing on schedule, with anticipated plant commissioning by the end of November. The Company plans to finance the $50 million total capital cost for the underground mine and secondary crusher projects with operating cash flow and a new senior credit facility which was finalized in the second quarter.

        The Company hedges the price of its palladium production under a long-term contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price is based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per ounce for 50% of production. The remaining 50% of production is sold at market prices or the contract floor, whichever is higher. The Palladium Sales Contract expires on June 30, 2005. In 2004, the Company also commenced a hedging strategy for a portion of its by-product metal production. The objective of this hedge strategy is to reduce the variability of cash flow associated with revenues derived from the sale of nickel, platinum, gold and copper.


2004 Third Quarter                                                            3

        Without the Palladium Sales Contract, the Company's profitability would be significantly impacted by the current depressed spot palladium price. In the near term, the Company does not expect to recognize palladium revenue above the Palladium Sales Contract floor price of US$325 per ounce. The Company is optimistic that the fundamentals for palladium demand will improve in the medium term with the draw-down of surplus inventories held by automotive manufacturers and the wide market price spread between platinum and palladium, which should accelerate consumption of palladium.

PRODUCTION STATISTICS

                                       Third Quarter               Nine Months
                                        September 30              September 30
                                     2004         2003         2004         2003
--------------------------------------------------------------------------------
PALLADIUM (oz)                     79,174       76,729      246,405      194,589
Payable Palladium (oz)             72,221       70,207      224,987      177,889
Platinum (oz)                       6,352        5,887       19,654       16,388
Gold (oz)                           6,745        6,200       20,749       15,814
Copper (lbs)                    1,986,471    1,877,355    6,232,174    4,848,416
Nickel (lbs)                    1,090,932      976,533    3,472,451    2,665,055
--------------------------------------------------------------------------------
Ore Tonnes Milled               1,301,378    1,307,822    4,095,602    3,659,046
Ore Tonnes Mined                1,356,158    1,068,416    3,538,041    3,074,569
Waste Tonnes Mined              2,842,785    2,176,945    8,694,031    7,672,139
--------------------------------------------------------------------------------
Waste Strip Ratio                  2.10:1       2.04:1       2.46:1       2.50:1
--------------------------------------------------------------------------------



KEY FINANCIAL STATISTICS

                                       Third Quarter           Nine Months Ended
                                        September 30              September 30
($000's)                             2004         2003         2004         2003
--------------------------------------------------------------------------------
REVENUE FROM METAL SALES           45,154       42,585      150,022      132,336
Net income                          6,598        3,535       15,553       22,286
Net income per share (dollars
  basic and diluted)                 0.13         0.07         0.30         0.44
Operating cash flow                17,851       14,243       51,101       38,010
Long-term debt, including
  current portion                                            41,817       71,002
Shareholders' Equity                                        324,676      283,429
--------------------------------------------------------------------------------

Common shares outstanding
  (as at September 30)                                   51,629,117   50,806,098



4  North American Palladium Ltd.                                 Building Value


SUMMARY OF QUARTERLY RESULTS
                                          2002                          2003                                   2004
($000, except per share amounts)         4th Qtr     1st Qtr    2nd Qtr      3rd Qtr  4th Qtr    1st Qtr    2nd Qtr    3RD QTR
------------------------------------------------------------------------------------------------------------------------------
Revenue from metal sales                  43,904      45,120     44,631       42,585   59,805     53,156     51,712     45,154
Net income                                (1,579)      8,390     10,361        3,535   16,092      6,121      2,834      6,598
Net income (loss) per share                (0.03)       0.17       0.20         0.07     0.32       0.12       0.06       0.13
Full diluted net income (loss) per share   (0.03)       0.17       0.20         0.07     0.31       0.12       0.06       0.13
------------------------------------------------------------------------------------------------------------------------------

        RESULTS OF OPERATIONS

        In the third quarter of 2004, spot palladium prices averaged US$216 per ounce, versus the previous year when spot palladium averaged US$189 per ounce. The Company's Palladium Sales Contract provides for a minimum floor price of US$325 per ounce, which was the realized palladium price in the third quarter. Realized prices for by-product metals were substantially higher in the third quarter of 2004 compared to the third quarter of 2003, most notably platinum at US$841 per ounce, nickel at US$6.03 per lb., gold at US$415 and copper at US$1.18 per lb. This compares to realized prices for platinum of US$707 per ounce, nickel at US$4.60 per lb., gold at US$387 per ounce and copper at $0.81 per lb. in the third quarter 2003. Partially offsetting the higher realized metal prices was a strengthening Canadian dollar, which averaged US$0.76 in the third quarter of 2004, compared to US$0.72 in the third quarter of 2003.

        The Company will deliver all of its palladium production for the balance of 2004 under the terms of the Palladium Sales Contract, which has a floor price of US$325 per ounce. The realized price for palladium sales will depend upon market conditions and the selling prices of palladium, and could be above the US$325 per ounce floor price.

        The Company realized net income for the three months ended September 30, 2004 of $6,598,000 or $0.13 per share on revenues from metal sales of $45,154,000


2004 Third Quarter                                                            5
compared to net income of $3,535,000 or $0.07 per share on revenue from metal sales of $42,585,000 for the corresponding period a year earlier. The results for the third quarter 2004 include an insurance recovery of $7,148,000 (net of tax - $4,352,000) relating to losses incurred in connection with the failure of the primary crusher in 2002.

        For the nine months ended September 30, 2004, the Company reported net income of $15,553,000 or $0.30 per share on revenue of $150,022,000 compared to net income of $22,286,000 or $0.44 per share on revenues of $132,336,000 for the nine months ended September 30, 2003. The results for the latest nine month period include a foreign exchange loss of $930,000 (net of tax - $828,000) compared to a foreign exchange gain of $15,909,000 (net of tax - $11,175,000) in the nine months ended September 30, 2003, which primarily relates to the Company's US dollar denominated long-term debt. After adjusting for the insurance recovery and foreign exchange, the adjusted net income was $12,029,000 or $0.24 per share for the nine months ended September 30, 2004, compared to adjusted net income of $11,111,000 or $0.22 per share for the nine months ended September 30, 2003.

        During the third quarter, the mill processed 1,301,378 tonnes of ore, or an average of 14,145 tonnes per day, with a palladium grade of 2.53 grams per tonne, producing 79,174 ounces of palladium at a recovery rate of 74.8%. This compares with the third quarter of 2003, when the mill processed 1,307,822 tonnes of ore, or 14,215 tonnes per day, with a palladium grade of 2.47 grams per tonne, producing 76,729 ounces of palladium at a recovery rate of 74.0%. Production in the current quarter was affected by a scheduled mill shutdown, which was done to accommodate the new secondary crusher facility tie-in.

        Production costs including overheads but excluding non-cash amortization were $25,020,000 during the third quarter 2004 compared to $22,927,000 during the third quarter 2003. The higher production costs in the current quarter primarily relate to a 29% increase in tonnes of ore and waste mined and a higher ratio of secondary crushed mill feed.

        Total unit cash costs to produce palladium (production costs including smelter treatment and refining costs, net of by-product credits and royalties) were US$135 per ounce in the third quarter 2004 compared to US$138 per ounce in the third quarter 2003.


6  North American Palladium Ltd.                                 Building Value

The production of platinum, gold, nickel and copper and the significant improvement in the prices for these by-product metals in the third quarter of 2004 made a significant contribution to operations and resulted in a reduction of the unit cash costs for palladium by US$216 per ounce compared to a reduction of US$176 per ounce in the third quarter of 2003.

        Non-cash amortization expense increased to $9,411,000 during the quarter compared to $8,753,000 in the third quarter 2003. Exploration expense was $366,000 in the third quarter of 2004 compared to $470,000 in the corresponding 2003 period. With the increased activities on the Company's exploration projects, future exploration expenses are anticipated to be significantly higher.

     As a result of the reduction in outstanding long-term debt, interest expense on long-term debt reduced to $410,000 in the current quarter compared to $855,000 in the third quarter of 2003.

        CASH FLOW AND FINANCIAL POSITION

        Cash flow from operations, prior to changes in non-cash working capital, was $17,851,000 in the third quarter 2004 compared to $14,243,000 in the third quarter 2003. After allowing for working capital changes, cash provided by operations was $29,783,000 in the third quarter of 2004 compared to $11,020,000 in the third quarter of 2003. Cash flow from operations, prior to changes in non-cash working capital, was $51,101,000 in the first nine months of 2004, a 34.4% improvement compared to the first nine months of 2003. The improvement in the nine month operating cash flow was driven by a 27% improvement in palladium production and much stronger by-products prices, offset in part by the impact of 25,200 ounces of palladium production priced at US$899 per ounce in the year-earlier period. After allowing for working capital changes, cash provided by operations was $62,211,000 in the first nine months of 2004 compared to $42,202,000 in the first nine months of 2003.

        Investing activity in the third quarter required $8,392,000 of cash, with the main capital spending activities being the construction of the secondary crusher facility, ongoing underground mine development and the expansion of the tailings management facility. Final


2004 Third Quarter                                                            7
construction of the crusher plant is progressing as scheduled and the Company expects to commission the crusher by the end of November after which milling costs are expected to be reduced by about $2.00 per tonne.

        Long-term debt, including current and long-term portions was reduced by $3,675,000 in the third quarter as a result of repayments of $1,264,000 and a foreign exchange gain of $2,411,000, resulting in a long-term debt balance of $38,549,000 (US$30,500,000) at quarter end. During the quarter, the Company issued 300,519 common shares for total consideration of $4,091,000, the majority of which was from a flow-through share private placement. At September 30, 2004, the Company had cash and cash equivalents of $48,328,000 of which approximately $32 million was invested in short-term deposits.

        During the quarter, the Company received $7,148,000 as an interim payment against a claim filed with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. The Company has included this insurance recovery in income from mining operations in the third quarter. The Company is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

CONTRACTUAL OBLIGATIONS AS AT SEPTEMBER 30, 2004

                                                    PAYMENTS DUE
                                                     BY PERIOD
--------------------------------------------------------------------------------
                                             LESS THAN       1 - 3      4 - 5
($000's)                            TOTAL       1 YEAR       YEARS      YEARS
--------------------------------------------------------------------------------
Senior credit facility             24,014        5,056       15,166     3,792
Kaiser-Francis credit facility     14,535            -       14,535         -
Capital lease obligations           3,268        1,194        1,816       258
Operating leases                    2,172          901        1,180        91
Other purchase obligations          5,088        5,088            -         -
--------------------------------------------------------------------------------
                                   49,077       12,239       32,697     4,141
                                  ----------------------------------------------


8  North American Palladium Ltd.                                 Building Value

        CRITICAL ACCOUNTING POLICIES AND ESTIMATES

1.      Change in Accounting Policy

        Hedging Relationships

        In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional documentation and application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked-to-market its forward foreign exchange contracts beginning January 1, 2004. The impact of this change was an increase to derivative income of $213,000 in the six months ended June 30, 2004. Commencing July 1, 2004 these foreign exchange contracts were designated as a hedge of U.S. dollar revenue and are accounted for in revenue as realized.

2.      Critical Accounting Estimates

        Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

        (A)     Amortization of mining interests

        The Company amortizes a large portion of its mining interests using the units of production method based on proven and probable reserves. Changes in reserves as at June 30, 2003 caused amortization rates to increase by approximately 25%. Changes in reserve estimates are calculated periodically and could affect amortization expense prospectively.

        (B) Impairment assessments of long-lived assets

        Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, metal prices, exchange rates and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.


2004 Third Quarter                                                            9

        The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

        (C)     Forward Metal Sales and Metal Price Swap Contracts

        In the fourth quarter of 2003, North American Palladium updated its hedge policy to allow for managing the Company's exposure to market metal prices, particularly its platinum, gold, nickel and copper price exposure. With the adoption of this policy and from time to time, the Company will enter into forward metal sales or cash settled swaps to establish fixed metal prices in order to manage metal price volatility.

        North American Palladium has used fixed-price forward platinum sales contracts and cash settled nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In the third quarter of 2004, the hedge position reduced to 7,678 ounces of platinum, 270 tonnes of nickel and 600 tonnes of copper.

        (D)     Forward Foreign Exchange Contracts

        At September 30, 2004, the Company had forward foreign exchange contracts outstanding for US$15,000,000 at an average exchange rate of $1.35 maturing at various dates through December 31, 2004. At September 30, 2004, the fair value of these contracts was $1,317,000, of which $1,104,000 was included in revenue from metal sales as a mark-to-market adjustment for concentrate awaiting settlement in the three months ended September 30, 2004 and $213,000 was recorded as derivative income in the nine months ended September 30, 2004.


10  North American Palladium Ltd.                                 Building Value

FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS
(the "Platinum Hedge Position")
(AS OF SEPTEMBER 30, 2004)
--------------------------------------------------------------------------------
Platinum ounces hedged                  3,178 (or less than 15% of 2004's
                                        expected production) and 4,500 (or less
                                        than 20% of 2005's expected production)
--------------------------------------------------------------------------------
Maturity date of platinum sales
  contracts                             June 2005
--------------------------------------------------------------------------------
Weighted-average estimated
  platinum sales contact price
  up to maturity date                   US$806/oz.(1)
--------------------------------------------------------------------------------
Delivery obligations                    The Company will deliver platinum
                                        produced from its operations on a
                                        monthly basis to satisfy the forward
                                        sales contracts by the maturity date
                                        (currently June 30, 2005)
--------------------------------------------------------------------------------
Unrealized mark-to-market loss
  at September 30, 2004                 US$94,500(2)
--------------------------------------------------------------------------------
1. Weighted-average estimated platinum price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of platinum sold forward.
2. The September 30, 2004 spot platinum price of US$854 per ounce was used to determine the unrealized mark-to-market loss for the platinum forward sale contracts that have been taken into revenue.


FIXED-PRICE NICKEL SWAP CONTRACTS
(the "Nickel Hedge Position")
(AS OF SEPTEMBER 30, 2004)
--------------------------------------------------------------------------------
Nickel tonnes hedged                    270 (or less than 15% of 2004's expected
                                        production)
--------------------------------------------------------------------------------
Maturity date of nickel swap
  contracts                             December 2004
--------------------------------------------------------------------------------
Weighted-average estimated
  fixed nickel price up to
  maturity date                         US$12,500 per tonne
                                        (US$5.67 per lb.)(1)
--------------------------------------------------------------------------------
Payment obligations                     The Company will pay on a monthly basis
                                        the floating nickel price (average
                                        monthly LME 3-mth nickel price) for the
                                        respective volume of nickel metal
                                        swapped and receive a fixed price from
                                        the counterpart for the period up to the
                                        maturity date (currently December 31,
                                        2004)
--------------------------------------------------------------------------------
Unrealized mark-to-market position
  at September 30, 2004                 Nil(2)
--------------------------------------------------------------------------------
1. Weighted-average estimated nickel price is based on the aggregate value of contracted fixed prices for the expected nickel volumes for each respective delivery month divided by the total volume of nickel under the swap contract.
2. At September 30, 2004, no nickel swap contracts were outstanding that have not been taken into revenue.


2004 Third Quarter                                                            11

FIXED-PRICE COPPER SWAP CONTRACTS
(the "Copper Hedge Position")
(AS OF SEPTEMBER 30, 2004)
--------------------------------------------------------------------------------
Copper tonnes hedged                    600 tonnes (or less than 20% of 2004's
                                        expected production)
--------------------------------------------------------------------------------
Maturity date of copper swap
  contracts                             December 2004
--------------------------------------------------------------------------------
Weighted-average estimated fixed
  copper price up to maturity date      US$2,548 per tonne
                                        (US$1.16 per lb.)(1)
--------------------------------------------------------------------------------
Payment obligations                     The Company will pay on a monthly basis
                                        the floating copper price (average
                                        monthly LME 3-mth copper price) for the
                                        respective volume of copper metal
                                        swapped and receive a fixed price from
                                        the counterpart for the period up to the
                                        maturity date (currently December 31,
                                        2004)
--------------------------------------------------------------------------------
Unrealized mark-to-market gain
  at September 30, 2004                 Nil(2)
--------------------------------------------------------------------------------
1. Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.
2. At September 30, 2004, no nickel swap contracts were outstanding that have not been taken into revenue.


        The Company has entered into Master Trading Agreements and Master Swap Agreements with various counterparts, which govern the terms of its forward metal sales and fixed price swaps. These counterparts have a long-term credit rating assigned by Standard & Poor's of "A" or better, or equivalent rating from other international credit rating agencies.


12  North American Palladium Ltd.                                 Building Value

        RELATED PARTY TRANSACTIONS

        The Company engaged Louis J. Fox in November 1999 to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox receives a fee in connection with the negotiations related to the Palladium Sales Contract. The amount payable to Mr. Fox for the third quarter of 2004 was $161,000 and $438,000 for the nine months ended September 30, 2004.

        In December 2001, Kaiser-Francis provided a US$20 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest is based upon the 30-day LIBOR plus 2.50% and the stand-by fee is 0.125% per annum. The amount payable to Kaiser-Francis for interest and standby fee for the third quarter was $109,000. Kaiser-Francis holds 50.4% of the common shares of the Company.

        EXPLORATION & DEVELOPMENT

        During the third quarter of 2004, the Company completed a private placement of flow-through shares for gross proceeds of $4,050,000 by issuing 270,000 common shares. The funds will be used for the upcoming diamond drill programs on various exploration projects, as well as to fund exploration on new acquisitions currently being pursued.

        Drilling commenced on the Shebandowan Project late in the third quarter. Approximately 3,000 metres of drilling are planned to test selected airborne geophysical targets associated with ultramafic bodies, which have the same rocks hosting the adjoining past producing, Shebandowan nickel mine. In addition, a high-grade palladium bearing breccia occurrence and a gold bearing quartz-vein, discovered during the course of last year's prospecting program, will also be drilled.

        At the Lac des Iles mine site, the Company is advancing its 2004 exploration program with a deep hole to test the extension of the High-Grade Offset Zone. The drilling program will be conducted at a vertical depth of 1,500 metres or approximately 600 metres down dip from the nearest existing drill intercepts, which delineate the one million plus ounce palladium inferred resource in the High-Grade Offset Zone. A second drill rig is scheduled to move onto the mine site to start a 5,000-metre drill program to evaluate several targets within the Lac des Iles Intrusive Complex including the Creek, Baker and South-East Roby Zones.


2004 Third Quarter                                                            13

        RISKS AND UNCERTAINTIES

        The price of palladium is the most significant factor influencing the profitability of the Company. In the third quarter of 2004, sales of palladium accounted for approximately 60% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions, and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

        The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

        Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. At September 30, 2004, the Company had outstanding hedges for US$15,000,000 of its revenue for 2004 at an average C$/US$ exchange rate of approximately 1.35.

        The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.


14  North American Palladium Ltd.                                 Building Value

        In addition, you are encouraged to review the Company's Annual Information Form on file with Canadian Securities regulators for a discussion of other risks and uncertainties.

        NON-GAAP MEASURE

        North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

        RECONCILIATION OF CASH COST PER OUNCE TO
        FINANCIAL STATEMENTS

                                        Three Months Ended     Nine Months Ended
(IN THOUSANDS EXCEPT                       September 30          September 30
  PER OUNCE AMOUNTS)                      2004       2003       2004       2003
--------------------------------------------------------------------------------
Production costs including
  overhead                              24,245     22,338     76,732     74,566
Smelter treatment and
  refining costs                         5,268      4,425     17,919     12,473
--------------------------------------------------------------------------------
                                        29,513     26,763     94,651     87,039
Less: by-product metal
  revenue                              (18,163)   (14,988)   (56,785)   (36,817)
--------------------------------------------------------------------------------
                                        11,350     11,775     37,866     50,222
--------------------------------------------------------------------------------

Divided by ounces
  of palladium                          66,674     63,073    213,327    165,371
--------------------------------------------------------------------------------
Cash cost per ounce (C$)                   170        187        178        304
--------------------------------------------------------------------------------
C$ exchange rate at
  quarter end                           1.2639     1.3506     1.3047     1.3921
--------------------------------------------------------------------------------
Cash cost per ounce (US$)                  135        138        136        218
--------------------------------------------------------------------------------


2004 Third Quarter                                                            15

        RECONCILIATION BETWEEN NET INCOME IN ACCORDANCE
        WITH CANADIAN GAAP AND ADJUSTED NET INCOME

        The adjusted net income reported in this analysis has not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net income or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

        The following table provides a reconciliation between our adjusted net income and net income as reported in accordance with Canadian GAAP for the nine month periods ended September 30, 2004 and September 30, 2003:

                                                                Basic Net Income
                                       Net Income                  Per Share
                                    Nine Months Ended          Nine Months Ended
(IN THOUSANDS EXCEPT                  September 30               September 30
  PER SHARE AMOUNTS)                2004         2003           2004      2003
--------------------------------------------------------------------------------
Canadian GAAP net
  income as reported            $ 15,553     $ 22,286       $   0.30  $   0.44
Foreign exchange
  (gain) loss net of tax             828      (11,175)          0.02     (0.22)
Insurance recovery
  net of tax                      (4,352)           -          (0.08)        -
--------------------------------------------------------------------------------
Adjusted net income             $ 12,029     $ 11,111       $   0.24  $   0.22
--------------------------------------------------------------------------------


16  North American Palladium Ltd.                                 Building Value

        MANAGEMENT'S OUTLOOK

        Production from the Lac des Iles Mine continued to be ahead of budget in the third quarter of 2004, which the Company expects to result in the total year's production also being better than planned. Both the new secondary crusher construction and the underground mine development continue to progress on schedule. The construction of our new crusher progressed as planned during the third quarter and as a result we look forward to a successful start-up later this month. The new secondary crusher is forecast to reduce our annual milling costs by about $2.00 per tonne. The underground mine continues to advance on schedule in good and stable ground conditions. Excavation of the ventilation raise and secondary escape passageway will begin during fourth quarter of 2004.

        Palladium metal prices continued to remain in a narrow trading range during the third quarter and are expected to remain as such in the short-term until consumer demand improves. However, of note, China has purchased 19.4 tonnes of palladium during the first 9 months of this year, signaling the re-emergence of palladium jewelry demand. Palladium prices are forecast to remain in the $210 to $220 per ounce range for the rest of the year and not subject to any significant activity until the first quarter of 2005. With the US dollar remaining weak and the South African Rand remaining strong, we expect to see continued delays in the development of planned South African platinum/ palladium projects.

        Management continues to focus on mine operations, corporate growth, and improving the Company's financial position. We are pleased to have improved our financial position from one of considerable net debt a year ago, to having more cash on hand than debt at September 30, 2004.


2004 Third Quarter                                                            17

        OTHER INFORMATION

        Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.


        Respectfully,




        ANDRE J. DOUCHANE
        PRESIDENT AND
        CHIEF EXECUTIVE OFFICER

        November 9, 2004



18  North American Palladium Ltd.                                 Building Value

        FORWARD-LOOKING STATEMENTS

        Certain statements included in this 2004 third quarter interim report, financial statements for the period ended September 30, 2004 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "intend", "budget", "plan", "projection" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, future profitability, production, availability of financing on acceptable terms and unexpected problems during development, construction and start-up phases of the underground mine, or the construction and commissioning of the new secondary crusher. For a more comprehensive review of risk factors, please refer to the section above titled "Risks and Uncertainties" and to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

        For additional information on the Company's mineral reserves and resources see the Company's most recent Annual Information Form.


30  North American Palladium Ltd.                                 Building Value